January 8, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Attention: Edwin Kim
100 F Street, NE
Washington, D.C. 20549

Re: Mitek Systems, Inc.
Registration Statement on Form S-3
File No. 333-235662 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mitek Systems, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that such Registration Statement will become effective on January 10, 2020 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Jason Gray by telephone at (858) 309-1782.

Very truly yours,
MITEK SYSTEMS, INC.
By:	/s/ Scipio Maximus Carnecchia
Name: Scipio Maximus Carnecchia
Title: Chief Executive Officer